Exhibit 99.1

May 2, 2023

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited

(NSE: WIPRO)

The Market Operations Department

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Postal Ballot Notice- Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“LODR Regulations”)

Ref: Our letter dated April 27, 2023

In terms of Regulation 30 of the LODR Regulations, please find enclosed a copy of the Postal Ballot Notice together with the Explanatory Statement, seeking approval of the shareholders for buyback of equity shares of the Company.

Pursuant to provisions of Section 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 5, 2022 and 11/2022 dated December 28, 2022, issued by the Ministry of Corporate Affairs (“MCA Circulars”), the Postal Ballot Notice is being sent only by electronic mode to the shareholders whose names appear on the Register of shareholders/list of Beneficial Owners as on Friday, April 28, 2023 (cut-off date) and whose e-mail addresses are registered with the Company/Depositories. As per the provisions of the MCA Circulars, shareholders can vote only through the remote e-voting process.

In accordance with the provisions of the MCA Circulars, the Company has made arrangements for the shareholders to register their e-mail addresses. Therefore, those shareholders who have not yet registered their e-mail addresses are requested to register their e-mail addresses by following the procedure set out in the notes to the Postal Ballot Notice.

The Company has engaged the services of KFIN Technologies Limited, Registrar and Share Transfer Agent, for providing remote e-voting facility to all its shareholders. The voting through remote e-voting will commence at 9 AM IST on Wednesday, May 3, 2023 and shall end at 5 PM IST on Thursday, June 1, 2023. The results of postal ballot will be declared on or before Saturday, June 3, 2023 along with Scrutinizer’s Report.

The Postal Ballot Notice is also available on the Company’s website at https://www.wipro.com/investors/buy-back/.

Thanking You

For WIPRO LIMITED
SANAULLA KHAN MOHAMMED	Digitally singed by SANAULLA KHAN MOHAMMED Date:2023.05.02 16:40:41 +05’30

M Sanaulla Khan

Company Secretary

ENCL: As above

Wipro Limited

CIN: L32102KA1945PLC020800

Regd. Office: Doddakannelli, Sarjapur Road, Bengaluru- 560 035, India.

Tel.: +91-80-28440011

E-mail: corp-secretarial@wipro.com, Website: www.wipro.com

Notice of Postal Ballot

Dear Shareholders,

Notice is hereby given pursuant to and in compliance with the provisions of Section 108, 110 and other applicable provisions, if any, of the Companies Act, 2013 (the “Act”), Rules 20 and 22 of the Companies (Management and Administration) Rules, 2014, read with the General Circular Nos. 14/2020 dated April 8, 2020, 17/2020 dated April 13, 2020, 22/2020 dated June 15, 2020, 33/2020 dated September 28, 2020, 39/2020 dated December 31, 2020, 10/2021 dated June 23, 2021, 20/2021 dated December 08, 2021, 03/2022 dated May 5, 2022 and 11/2022 dated December 28, 2022, issued by the Ministry of Corporate Affairs (“MCA Circulars”) (including any statutory modification or re-enactment thereof for the time being in force, and as amended from time to time), Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India (“SS-2”), Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended (the “LODR Regulations”) and pursuant to other applicable laws and regulations, the resolution appended below for buyback of equity shares of Wipro Limited (the “Company”) is proposed for approval of the shareholders of the Company through postal ballot by remote e-voting process (“e-voting”).

The explanatory statement pursuant to Sections 102, 110 and other applicable provisions, if any, of the Act and the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended, pertaining to the aforesaid resolution setting out the material facts concerning the buyback of equity shares and the reasons thereof is annexed hereto for your consideration.

The Board of Directors of the Company, at its meeting held on April 27, 2023, appointed Mr. V Sreedharan (FCS: 2347, CP No. 833), or in his absence Mr. Pradeep B. Kulkarni (FCS: 7260 CP No. 7835), or Mrs. Devika Sathyanarayana (FCS: 11323, CP No. 17024), partners of V. Sreedharan & Associates, Practicing Company Secretaries, Bengaluru, as the Scrutinizer for conducting the postal ballot only through the e-voting process in a fair and transparent manner.

In accordance with the provisions of the MCA Circulars, shareholders can vote only through the remote e-voting process. Accordingly, the Company is pleased to offer a remote e-voting facility to all its shareholders to cast their votes electronically. Shareholders are requested to read the instructions in the Notes under the section “General information and instruction relating to e-voting” in this postal ballot notice (“Postal Ballot Notice”) to cast their vote electronically. Shareholders are requested to cast their vote through the e-voting process not later than 5 PM IST on Thursday, June 01, 2023 to be eligible for being considered, failing which it will be strictly considered that no vote has been received from the shareholder.

The Scrutinizer will submit their report to the Chairman of the Company after completion of scrutiny of the e-voting. The results shall be declared on or before Saturday, June 03, 2023 and communicated to BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”) (together the “Stock Exchanges”), National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) (together the “Depositories”), KFIN Technologies Limited (“KFintech” or “Registrar and Share Transfer Agent”) and will also be displayed on the Company’s website www.wipro.com.

Resolution No. 1 - Approval for Buyback of Equity Shares

To consider and, if thought fit, to pass the following resolution as a Special Resolution:

RESOLVED THAT pursuant to the provisions of Article 8.2 of the Articles of Association of the Company and the provisions of Sections 68, 69, 70 and 110 and all other applicable provisions, if any, of the Companies Act, 2013, as amended (the “Companies Act”), the Companies (Share Capital and Debentures) Rules, 2014 and Rule 22 of the Companies (Management and Administration) Rules, 2014 to the extent applicable, and in compliance with Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, (the “Buyback Regulations”), including any amendments, statutory modifications or re-enactments for the time being in force, and subject to such other approvals, permissions and sanctions as may be necessary and subject to such conditions and modifications, if any, as may be prescribed or imposed by the appropriate authorities while granting such approvals, permissions and sanctions, which may be agreed by the Board of Directors of the Company (hereinafter referred to as the “Board”, which expression shall include any Committee constituted by the Board to exercise its powers, including the powers conferred by this resolution) and on the terms and conditions set out in the explanatory statement (which may be modified based on regulatory requirements), approval of the shareholders be and is hereby accorded for the buyback by the Company of up to 26,96,62,921 (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One only) fully paid-up equity shares of Rs. 2/- (Rupees Two only) each of the Company (“Equity Shares”) representing up to 4.91% of the total number of the Equity Shares in the paid-up Equity Share Capital of the Company at a price of Rs. 445/- (Rupees Four Hundred and Forty-Five only) per Equity Share (“Buyback Price”) payable in cash for an aggregate amount of up to Rs. 120,00,00,00,000 (Rupees Twelve Thousand Crores only) (“Buyback Size”), which is 20.95% and 17.86% of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements, of the Company as at March 31, 2023, whichever sets out a lower amount, on a proportionate basis through the “tender offer” route as prescribed under the Buyback Regulations, from all of the shareholders who hold Equity Shares of the Company as of the record date (“Buyback”) and the Buyback Size does not include transaction costs viz. brokerage, applicable taxes such as Buyback tax, securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the Securities and Exchange Board of India (“SEBI”), advisors/legal fees, public announcement publication expenses and other incidental and related expenses, etc.

RESOLVED FURTHER THAT all of the shareholders of the Company will be eligible to participate in the Buyback including: (i) promoters and promoter group of the Company (including members thereof) and their associates who hold Equity Shares as of the record date, persons in control (including such persons acting in concert) who hold Equity Shares as of the record date; and (ii) holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) representing Equity Shares of the Company who cancel any of their ADRs and withdraw the underlying Equity Shares prior to the record date such that they become shareholders of the Company and hold Equity Shares as of the record date.

RESOLVED FURTHER THAT the Buyback shall have reservation for small shareholders in accordance with the provisions of the Buyback Regulations.

RESOLVED FURTHER THAT the Company shall implement the Buyback using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers, Buy Back and Delisting” notified by SEBI vide circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015 read with circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, read with SEBI Circular SEBI/HO/CFD/DCR-III/CIR/P/2021/615 dated August 13, 2021 including any amendments or statutory modifications for the time being in force.

RESOLVED FURTHER THAT the Buyback from the shareholders who are residents outside India including Foreign Corporate Bodies (including erstwhile Overseas Corporate Bodies), Foreign Institutional Investors/Foreign Portfolio Investors, Non-Resident Indians, shareholders of foreign nationality and holders of ADRs, shall be subject to such approvals, if any and to the extent required from the concerned authorities including approvals from the Reserve Bank of India (“RBI”) under the Foreign Exchange Management Act, 1999 and the rules and regulations framed thereunder, and that such approvals shall be required to be taken by such non-resident shareholders.

RESOLVED FURTHER THAT the Board be and is hereby authorised to give effect to the aforesaid resolutions, including but not limited to finalizing the terms of the Buyback like record date, entitlement ratio, determination of the Buyback Size on a consolidated basis, time frame for completion of Buyback; appointment of merchant banker, brokers, lawyers, depository participants, escrow agents, bankers, advisors, registrars, scrutinizers, secretarial auditors, consultants/intermediaries/agencies, as may be required, for the implementation of the Buyback; preparing, finalizing, signing and filing of the public announcement, the letter of offer with SEBI, the Stock Exchanges where the Equity Shares are listed and other appropriate authorities and to make all necessary applications to the appropriate authorities for their approvals including but not limited to approvals as may be required from the SEBI and RBI; and initiating all necessary actions for preparation and issue of various documents including public announcement, letter of offer, opening, operation and closure of necessary accounts including escrow account, special payment account with the bank, entering into escrow agreements as required under the Buyback Regulations, filing of declaration of solvency, obtaining all necessary certificates and reports from statutory auditors and other third parties as required under applicable law, approving the split of physical share certificates and transfer of shares, extinguishing dematerialized shares and physically destroying share certificates in respect of the Equity Shares bought back by the Company, and filing such other undertakings, agreements, papers, documents and correspondence, under the common seal of the Company, as may be required to be filed in connection with the Buyback with SEBI, RBI, Stock Exchanges, Registrar of Companies, Depositories and/or other regulators and statutory authorities as may be required from time to time.

RESOLVED FURTHER THAT nothing contained herein shall confer any right on the part of any shareholders to offer and/or any obligation on the part of the Company or the Board to Buyback any shares, and/or impair any power of the Company or the Board to terminate any process in relation to such Buyback, if so permissible by law.

RESOLVED FURTHER THAT for the purpose of giving effect to this Resolution, the Board or any committee constituted is hereby empowered and authorised on behalf of the Company to accept and make any alteration(s) or modification(s) to the terms and conditions (including increasing the Buyback price without change in the aggregate size of the Buyback) as it may deem necessary, concerning any aspect of the Buyback, in accordance with the statutory requirements as well as to give such directions as may be necessary or desirable, to settle any questions, difficulties or doubts that may arise and generally, to do all acts, deeds, matters and things as the Board and/or any person authorised by the Board may, in its/such person’s absolute discretion deem necessary, expedient, usual or proper in relation to or in connection with or for matters consequential to the Buyback without seeking any further consent or approval of the shareholders or otherwise to the end and intent that they shall be deemed to have given their approval thereto expressly by the authority of this Resolution.

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: April 27, 2023

Place: Bengaluru

Notes:

1.

The Postal Ballot Notice is being sent to the shareholders of the Company whose names appear on the Register of Members/List of Beneficial Owners as received from the Depositories as on Friday, April 28, 2023. Please note, however, that those shareholders who may not have received this Notice due to non-registration of their e-mail addresses with the Company/RTA/Depositories, are also entitled to vote in relation to the resolution as set out in this Notice.

2.

In line with the MCA Circulars, the Postal Ballot Notice is being sent only by electronic mode to those shareholders whose e-mail addresses are registered with the Company/Depositories. Shareholders may please note that the Postal Ballot Notice will also be available on the Company’s website at www.wipro.com/investors/buy-back/, websites of the Stock Exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively, and on the website of KFIN Technologies Limited at https://evoting.kfintech.com/.

3.

The Postal Ballot notice will also be provided to the ADS Depositary, who will use the same to prepare a voting instruction card to be sent to registered holders of ADRs and the mailing agent for The Depositary Trust Company (“DTC”), who will then mail their form of voting instruction to the beneficial holders of ADSs who hold their ADSs through a bank, broker or other nominee in DTC.

4.

Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032.

5.

In accordance with the provisions of the MCA Circulars, the Company has made arrangements for the shareholders to register their e-mail addresses. Therefore, those shareholders who have not yet registered their e-mail addresses are requested to register the same by following the procedure set out in the notes to this Postal Ballot notice.

6.

In accordance with the provisions of the MCA Circular, Shareholders can vote only through the remote e-voting process. Physical copies of the Postal Ballot Notice and pre-paid business reply envelopes are not being sent to shareholders for this Postal Ballot.

7.	Resolutions passed by the shareholders through postal ballot are deemed to have been passed as if they have been passed at a General Meeting of the shareholders.
8.

The voting rights for Equity Shares are one vote per Equity Share, registered in the name of the shareholders. Voting rights shall be reckoned on the paid-up value of Equity Shares registered in the name of the shareholders as on Friday, April 28, 2023. A person who is not a shareholder on the relevant date should treat this notice for information purpose only.

9.	The resolution, if passed by the requisite majority shall be deemed to have been passed on Thursday, June 01, 2023 i.e., the last date specified for receipt of votes through the e-voting process.
10.

All the material documents referred to in the explanatory statement will be available for inspection electronically until the last date for receipt of votes through the e-voting process. Shareholders seeking to inspect such documents can send an email to corp-secretarial@wipro.com.

11.

Shareholders holding shares in physical form are requested to note that in terms of Regulation 40 of SEBI Listing Regulations, as amended, securities of listed companies can be transferred only in dematerialised form with effect from April 1, 2019, except in case of request received for transmission or transposition of securities. In view of the above and in order to eliminate risks associated with physical transfer of securities, shareholders holding Equity Shares of the Company in physical form are requested to consider converting their holdings to dematerialized form. Shareholders can contact the Company’s RTA for assistance in this regard.

12.

Shareholders may please note that SEBI, vide its Circular No. SEBI/HO/MIRSD/MIRSD_RTAMB/P/CIR/2022/8 dated January 25, 2022, has mandated listed companies to issue securities in dematerialized form only while processing service requests, viz., issue of duplicate securities certificate, claim from unclaimed suspense account, splitting of securities certificate, consolidation of securities certificates/ folios, transmission and transposition etc. Accordingly, Shareholders are requested to make service requests by submitting a duly filled and signed Form ISR-4. The said form can be downloaded from the Company’s website www.wipro.com.

13.	The formats for Nomination and Updation of KYC details in accordance with the SEBI Circular are available on the Company’s website at www.wipro.com/investors.

General information and instructions relating to e-voting

Procedure for E-voting:

Remote e-voting: In compliance with the provisions of Section 108 of the Companies Act, 2013, read with Rule 20 of the Companies (Management and Administration) Rules, 2014, as amended, Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI circular no. SEBI/HO/CFD/CMD/CIR/P/2020/242 dated December 9, 2020, Shareholders are provided with the facility to cast their vote electronically, through any of the modes listed below, on the resolution set forth in this Notice, by way of remote e-voting:

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL
Individual shareholders holding securities in demat mode

1.  Shareholders already registered for IDeAS facility may follow the below steps:

a)  Visit the following URL: https://eservices.nsdl.com

b)  On the home page, click on the “Beneficial Owner” icon under the ‘IDeAS’ section.

c)  On the new screen, enter User ID and Password. Post successful authentication, click on “Access to e-Voting” under e-voting services.

d)  Click on Company name or e-voting service provider name, i.e., KFintech and you will be re-directed to KFintech website for casting your vote.

1.  Shareholders already registered for Easi/Easiest facility may follow the below steps:

a)  Visit the following URL: https://web.cdslindia.com/myea sinew/home/login/ or www.cdslindia.com

b)  Click on the “Login” icon and opt for “New System Myeasi” (only applicable when using the URL: www.cdslindia.com)

c)  On the new screen, enter User ID and Password. Without any further authentication, the e-voting page will be made available.

d)  Click on Company name or e-voting service provider name, i.e., KFintech to cast your vote.

Shareholders may alternatively log-in using the credentials of the demat account through their Depository Participants registered with NSDL/CDSL for the e-voting facility. On clicking the e-voting icon, shareholders will be re-directed to the NSDL/CDSL site, as applicable, on successful authentication. Shareholders may then click on Company name or e-voting service provider name, i.e., KFintech and will be redirected to KFintech website for casting their vote.

2.  Shareholders who have not registered for IDeAS facility may follow the below steps:

a)  To register for this facility, visit the URL: https://eservices.nsdl.com

b)  On the home page, select “Register Online for IDeAS”

c)  On completion of the registration formality, follow the steps provided above.

2.  Shareholders who have not registered for Easi/ Easiest facility may follow the below steps:

a)  To register for this facility, visit the URL: https://web.cdslindia.com/myeas inew/Registration/EasiRegistrati on/

b)  On completion of the registration formality, follow the steps provided above.

3.  Shareholders may alternatively vote through the e-voting website of NSDL in the manner specified below:

a)  Visit the URL: https://www.evoting.nsdl.com/

b)  Click on the “Login” icon available under the ‘Shareholder/Member’ section.

3. Shareholders may alternatively vote through the e-voting website of CDSL in the manner specified below: a) Visit the URL: www.cdslindia.com b) Enter the demat account number and PAN

MODES OF E-VOTING	THROUGH DEPOSITORIES		THROUGH DEPOSITORY PARTICIPANTS
	NSDL	CDSL

c)  Enter User ID (i.e., 16-digit demat account number held with NSDL), Password / OTP, as applicable, and the verification code shown on the screen.

d)  Post successful authentication, you will be redirected to the NSDL Depository site wherein you can see the e-voting page.

e)  Click on company name or e-Voting service provider name, i.e., KFintech and you will be redirected to KFintech website for casting your vote.

c)  Enter OTP received on mobile number & email registered with the demat account for authentication.

d)  Post successful authentication, the shareholder will receive links for the respective e-voting service provider, i.e., KFintech where the e-voting is in progress.

	4. For any technical assistance, Shareholders may contact NSDL helpdesk by sending a request at evoting@nsdl.co.in or call at toll free no.: 18001020990.	4. For any technical assistance, Shareholders may contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or call at toll free no.: 1800225533.

MODE OF E-VOTING	THROUGH KFINTECH
Non-individual shareholders holding securities in demat mode and Shareholders holding securities in physical mode	1. In case a Shareholder receives an email from KFintech [for Shareholders whose email IDs are registered with the Company/Depository Participants(s)], please follow the below instructions:
a) Visit the following URL: https://evoting.kfintech.com

b)  Enter the login credentials (i.e. User ID and password). In case of physical folio, User ID will be EVEN (E-Voting Event Number) followed by folio number. In case of Demat account, User ID will be your DP ID and Client ID. However, if you are already registered with KFin for e-voting, you can use your existing User ID and password for casting your vote.

c) After entering these details appropriately, click on “LOGIN”.

d)  You will now reach password change menu, wherein you are required to mandatorily change your password. The new password shall comprise of minimum 8 characters with at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character (@, #, $, etc.). The system will prompt you to change your password and update your contact details like mobile number, email ID etc., on your first login. It is strongly recommended that you do not share your password with any other person and that you take utmost care to keep your password confidential.

e) You need to login again with the new credentials.
f) On successful login, the system will prompt you to select the “EVENT” and click on ‘Wipro Limited’.

2.  Shareholders who have not registered their e-mail address are requested to register the same in respect of shares held in electronic form with the Depository through their Depository Participant(s) and in respect of shares held in physical form by writing to the Company’s Registrar and Share Transfer Agent, KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032

3.  Shareholders may note that the Company has enabled a process for the shareholders to register their email addresses and Shareholders may temporarily update their email address by accessing the link www.wipro.com/investors.

4. For obtaining the User ID and Password for e-voting, Shareholders may refer the instructions below:
a) If the mobile number of the Shareholder is registered against Folio No./DP ID Client ID, the Shareholder may send SMS: MYEPWD E-Voting Event
Number+ Folio No. or DP ID Client ID to 9212993399
Example for NSDL - MYEPWD IN12345612345678
Example for CDSL - MYEPWD 1402345612345678
Example for Physical - MYEPWD XXXX1234567890

b)  If e-mail address or mobile number of the Shareholder is registered against Folio No./DP ID Client ID, then on the home page of https://evoting.kfintech.com, the Shareholder may click “Forgot Password” and enter Folio No. or DP ID Client ID and PAN to generate a password.

c) Shareholder may call KFintech toll free number 1800-3094-001 for any assistance.
d) Shareholder may send an e-mail request to einward.ris@kfintech.com. However, KFintech shall endeavour to send User ID and Password to those new Shareholder whose e-mail IDs are available.

General Instructions on E-voting:

1.	Shareholders who are unable to retrieve User ID/Password are advised to use “Forgot User ID”/ “Forgot Password” options available on the websites of Depositories/Depository Participants.

2.

The remote e-voting period commences at 9 AM IST on Wednesday, May 3, 2023 and ends at 5 PM IST on Thursday, June 1, 2023. During this period, Shareholders of the Company, holding shares either in physical form or in dematerialized form, as on the cut-off date of Friday, April 28, 2023, may cast their votes electronically as per the process detailed in this Notice. The remote e-voting module shall be disabled for voting thereafter. Once the vote on the resolution is cast by the shareholder, the shareholder shall not be allowed to change it subsequently.

3.	The voting rights of Shareholders shall be in proportion to their share of the paid-up equity share capital of the Company as on the cut-off date i.e., Friday, April 28, 2023.

4.

On the voting page, enter the number of shares (which represents the number of votes) as on the Cut-off date of Friday, April 28, 2023, under “FOR/AGAINST” for the item set out in the notice, you may partially enter any number “FOR” and partially “AGAINST” but the total number in “FOR/AGAINST” taken together shall not exceed your total shareholding as on the Cut-off date. You may also choose the option “ABSTAIN”. If the Shareholder does not indicate either “FOR” or “AGAINST”, it will be treated as “ABSTAIN” and the shares held will not be counted under either head.

5.	Shareholders holding multiple folios/demat accounts shall choose the voting process separately for each folio/demat accounts.

6.	You may then cast your vote by selecting an appropriate option and click on “Submit”.

7.

A confirmation box will be displayed. Click “OK” to confirm else “CANCEL” to modify. Once you have voted on the resolution, you will not be allowed to modify your vote. During the voting period, Shareholders can login any number of times till they have voted on the resolution.

8.

In case of any query and/or grievance, in respect of voting by electronic means through KFintech, Shareholders may refer to the Help & Frequently Asked Questions (FAQs) and E-voting user manual available at the download section of https://evoting.kfintech.com/ or may contact Ms. Swati Reddy, Manager (Unit: Wipro Limited) of KFIN Technologies Limited, Selenium Building, Tower-B, Plot No 31 & 32, Financial District, Nanakramguda, Serilingampally, Hyderabad, Rangareddy, Telangana, India - 500 032 or at einward.ris@kfintech.com, evoting@kfintech.com or call KFintech’s toll free No. 1-800-3094-001 for any further clarifications.

9.	You can also update your mobile number and e-mail id in the user profile details of the folio which may be used for sending future communication(s).

10.

The Scrutinizer will submit their report to the Chairman after the completion of scrutiny, and the result of the voting will be announced by the Chairman or any Director of the Company duly authorized, on or before Saturday, June 3, 2023 and will also be displayed on the website of the Company (www.wipro.com), besides being communicated to the Stock Exchanges, Depositories and Registrar and Share Transfer Agent.

Explanatory Statement pursuant to Sections 102 and 110 of the Companies Act, 2013

Resolution No. 1- Approval for Buyback of Equity Shares

The Board of Directors of the Company at its meeting held on April 27, 2023 (“Board Meeting”) has, subject to approval of the shareholders of the Company by way of special resolution through postal ballot/e-voting and subject to such approvals including statutory, regulatory or governmental authorities as may be required under applicable laws, approved the buyback of fully paid-up Equity Shares of face value of Rs. 2/- (Rupees Two only) each (“Equity Shares”) up to 26,96,62,921 (Twenty Six Crore Ninety Six Lakh Sixty Two Thousand Nine Hundred and Twenty One only) Equity Shares, on a proportionate basis through the tender offer route through the Stock Exchange mechanism in accordance with the Companies Act, 2013 (the “Act”), the Companies (Share Capital and Debentures) Rules, 2014 (“Rules”) (to the extent applicable), the Securities and Exchange Board of India (Buy-Back of Securities) Regulations, 2018, as amended from time to time, (the “Buyback Regulations”), read with the Securities and Exchange Board of India Circular CIR/CFD/POLICYCELL/1/2015 dated April 13, 2015, Circular CFD/DCR2/CIR/P/2016/131 dated December 9, 2016, and SEBI Circular SEBI/HO/CFD/DCR-III/CIR/P/2021/615 dated August 13, 2021 as amended from time to time, (“SEBI Circular”), at a price of Rs. 445/- (Rupees Four Hundred and Forty-Five only) per Equity Share payable in cash for an aggregate consideration of up to Rs. 120,00,00,00,000/- (Rupees Twelve Thousand Crores only) (“Offer Size”) excluding transaction costs viz. brokerage, applicable taxes such as Buyback tax, securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to SEBI, advisors/legal fees, public announcement publication expenses, and other incidental and related expenses, etc. (the “Buyback”). The Buyback is within 25% of the aggregate of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company, whichever sets out the lower amount, as at March 31, 2023 (the latest audited financial statements available as on the date of Board Meeting recommending the proposal of the Buyback). The Offer Size of the Buyback constitutes 20.95% and 17.86% of the aggregate of the paid-up equity share capital and free reserves as per the latest audited standalone and consolidated financial statements, respectively, of the Company as at March 31, 2023, and the Equity shares to be bought back represents 4.91% of the total number of Equity Shares in the issued and paid-up Equity Share capital of the Company.

Since the Buyback constitutes more than 10% of the total paid-up equity capital and free reserves of the Company, in terms of Section 68(2)(b) of the Act, it is required to obtain the consent of the shareholders of the Company, for the Buyback by way of a special resolution. Further, as per Section 110 of the Act read with Rule 22(16)(g) of the Rules, the consent of the shareholders of the Company to the Buyback can be obtained by means of postal ballot. Pursuant to the afore mentioned MCA Circulars, the Company is seeking your consent for the aforesaid proposal as contained in the resolution appended to this Postal Ballot Notice through postal ballot by remote e-voting process (“e-voting”).

Certain figures contained in this Postal Ballot Notice, including financial information, have been subject to rounding-off adjustments. All decimals have been rounded off to two decimal points. In certain instances, (i) the sum or percentage change of such numbers may not conform exactly to the total figure given; and (ii) the sum of the numbers in a column or row in certain tables may not conform exactly to the total figure given for that column or row.

Requisite details and material information relating to the Buyback are given below:

(a)	Date of the Board Meeting at which the proposal for Buyback was approved by the Board of Directors of the Company

- April 27, 2023

(b)	Necessity for the Buyback

The Buyback is being undertaken by the Company to return surplus funds to its equity shareholders, which are over and above its ordinary capital requirements and in excess of any current investment plans, in an expedient, effective and cost-efficient manner. The Buyback is being undertaken for the following reasons:

(i)

The Buyback will help the Company to distribute surplus cash to its shareholders holding Equity Shares broadly in proportion to their shareholding, thereby, enhancing the overall return to shareholders;

(ii)

The Buyback, which is being implemented through the tender offer route as prescribed under the Buyback Regulations, would involve a reservation of up to 15% of the Buyback Size for small shareholders. The Company believes that this reservation of up to 15% for small shareholders would benefit a large number of the Company’s public shareholders, who would be classified as “Small Shareholders”;

(iii)	The Buyback would help in improving financial ratios like earnings per share and return on equity, by reducing the equity base of the Company; and

(iv)

The Buyback gives the Eligible Shareholders (as defined below) the choice to either (A) participate in the Buyback and receive cash in lieu of their Equity Shares which are accepted under the Buyback, or (B) not to participate in the Buyback and get a resultant increase in their percentage shareholding in the Company post the Buyback, without additional investment.

(c)	Maximum number of securities that the Company proposes to Buyback

The Company proposes to buyback up to 26,96,62,921 (Twenty-Six Crore Ninety-Six Lakh Sixty-Two Thousand Nine Hundred and Twenty-One only) fully paid-up Equity Shares of face value of Rs. 2/- (Rupees Two only) each.

(d)	Buyback price and the basis of arriving at the Buyback price

(i)	The Equity Shares of the Company are proposed to be bought back at a price of Rs. 445/- (Rupees Four Hundred and Forty-Five only) per Equity Share.

(ii)

The Buyback Price of Rs. 445/- (Rupees Four Hundred and Forty Five only) per Equity Share has been arrived at after considering various factors such as (i) the share price benchmarks on the NSE, the stock exchange where the maximum volume of trading in the Equity Shares is recorded, (ii) the net worth of the Company, and (iii) the impact on the earnings per Equity Share.

(iii)

The Buyback Price represents a premium of 15.38% over the volume weighted average market price of the Equity Shares on the NSE for the 60 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback and 21.80% over the volume weighted average market price of the Equity Shares on the NSE for the 10 trading days preceding the date of intimation to the Stock Exchanges of the Board Meeting to consider the proposal of the Buyback. The closing market price of the Equity Shares as on the trading day prior to the date of intimation of the Board Meeting for considering the Buyback, being April 21, 2023 was Rs. 368.05 on NSE and Rs. 368.00 on BSE.

(iv)

The Buyback Price is at a premium of 289.11% of the book value per Equity Share of the Company, which as of March 31, 2023 was Rs. 114.36 (Rupees One Hundred Fourteen and Thirty-Six Paisa only) per Equity Share, on a standalone basis.

(v)

The basic and diluted earnings per Equity Share of the Company prior to the Buyback, for the one year ended March 31, 2023 was Rs. 16.75 and Rs. 16.72 per Equity Share, respectively on a standalone basis. Assuming full acceptance under the Buyback, the basic and diluted earnings per Equity Share of the Company will be Rs. 17.62 and Rs. 17.58 per Equity Share post the Buyback, respectively on a standalone basis.

(vi)

The annualized return on net worth of the Company was 14.62% for the one year ended March 31, 2023 on a standalone basis, which will increase to 18.08% post Buyback, on a standalone basis, assuming full acceptance of the Buyback.

(e)	Maximum amount required under the Buyback and its percentage of the total paid up capital and free reserves

The maximum amount required for Buyback will not exceed Rs. 120,00,00,00,000 /- (Rupees Twelve Thousand Crores only), excluding transaction costs viz. brokerage, applicable taxes such as Buyback tax, securities transaction tax, GST, stamp duty, expenses incurred or to be incurred for the Buyback like filing fees payable to the SEBI, advisors/legal fees, public announcement publication expenses, printing and dispatch expenses and other incidental and related expenses, etc.

The maximum amount mentioned aforesaid is 20.95% and 17.86% of the aggregate of the fully paid-up Equity Share capital and free reserves as per the latest audited standalone and consolidated financial statements, respectively, of the Company as at March 31, 2023, which is within the prescribed limit of 25%.

(f)	Method to be adopted for the Buyback

The Buyback shall be on a proportionate basis through the tender offer route, as prescribed under the Buyback Regulations, to the extent permissible, and the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers Buy Back and Delisting” as prescribed under the SEBI Circular. The Buyback will be implemented in accordance with the Act, Rules, to the extent applicable, the Buyback Regulations and on such terms and conditions as may be deemed fit by the Company.

As required under the Buyback Regulations, the Company will in the public announcement, announce a record date for the Buyback for determining the names of the shareholders holding Equity Shares of the Company who will be eligible to participate in the Buyback (“Eligible Shareholder(s)”). Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must take certain actions prior to the record date. For additional details concerning participation in the Buyback by ADS holders, see Section (m) below entitled “Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share”. Subject to the approval of the special resolution under this Postal Ballot Notice, Eligible Shareholders will receive a letter of offer along with a tender/offer form indicating their entitlement.

The Equity Shares to be bought back is divided in two categories:

(i)	Reserved category for small shareholders; and

(ii)	General category for all other shareholders.

As defined in Regulation 2(i)(n) of the Buyback Regulations, a “small shareholder” is a shareholder who holds equity shares having market value, on the basis of closing price on Stock Exchange having highest trading volume as on record date, of not more than Rs. 2,00,000/- (Rupees Two Lakhs only).

In accordance with Regulation 6 of the Buyback Regulations, 15% of the number of Equity Shares which the Company proposes to buyback or such number of Equity Shares entitled as per the shareholding of small shareholders as on the record date, whichever is higher, shall be reserved for the small shareholders as part of this Buyback.

Based on the holding on the record date, the Company will determine the entitlement of each Eligible Shareholder to tender their shares in the Buyback. This entitlement for each Eligible Shareholder will be calculated based on the number of Equity Shares held by the respective shareholder as on the record date and the ratio of the Buyback applicable in the category to which such shareholder belongs. In accordance with Regulation 9(ix) of the Buyback Regulations, in order to ensure that the same shareholders with multiple demat accounts/folios do not receive a higher entitlement under the Small Shareholder category, the Company will club together the equity shares held by such shareholders with a common Permanent Account Number (PAN) for determining the category (Small Shareholder or General) and entitlement under the Buyback. In case of joint shareholding, the Company will club together the equity shares held in cases where the sequence of the PANs of the joint shareholders is identical. In case of physical shareholders, where the sequence of PANs is identical, the Company will club together the equity shares held in such cases. Similarly, in case of physical shareholders where PAN is not available, the Company will check the sequence of names of the joint holders and club together the equity shares held in such cases where the sequence of name of joint shareholders is identical. The shareholding of institutional investors like mutual funds, pension funds/trusts, insurance companies etc., with common PAN will not be clubbed together for determining the category and will be considered separately, where these equity shares are held for different schemes and have a different demat account nomenclature based on information prepared by the Registrar and Transfer Agent as per the shareholder records received from the Depositories.

Shareholders’ participation in Buyback will be voluntary. Eligible Shareholders holding Equity Shares of the Company can choose to participate and get cash in lieu of shares to be accepted under the Buyback or they may choose not to participate. Eligible Shareholders holding Equity Shares of the Company may also accept a part of their entitlement. Eligible Shareholders holding equity shares of the Company also have the option of tendering additional shares (over and above their entitlement) and participate in the shortfall created due to non-participation of some other shareholders, if any.

The maximum tender under the Buyback by any Eligible Shareholder cannot exceed the number of Equity Shares held by the shareholder as on the record date.

The Equity Shares tendered as per the entitlement by Eligible Shareholders holding Equity Shares of the Company as well as additional shares tendered, if any, will be accepted as per the procedure laid down in the Buyback Regulations. The settlement of the tenders under the Buyback will be done using the “Mechanism for acquisition of shares through Stock Exchange pursuant to Tender-Offers under Takeovers Buy Back and Delisting” notified under the SEBI Circular.

Participation in the Buyback by shareholders may trigger tax on distributed income to shareholders (hereinafter referred to as “Buyback Tax”) in India and such tax is to be discharged by the Company. Any income received by Eligible Shareholders pursuant to the Buyback of shares will not be included in the total taxable income of such shareholders. The transaction of Buyback would also be chargeable to securities transaction tax in India. The shareholders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback.

Detailed instructions for participation in the Buyback (tender of Equity Shares in the Buyback) as well as the relevant timetable will be included in the letter of offer to be sent to the Eligible Shareholder(s).

(g)	Time limit for completing the Buyback

Subject to receipt of consents and approvals, if any, the Buyback is proposed to be completed within 1 (one) year from the date of passing of special resolution by the Shareholders through this Postal Ballot Notice.

(h)	Compliance with Section 68(2)(c) of the Act

The aggregate paid-up share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company as at March 31, 2023 is Rs. 57,28,661 Lakhs and Rs. 67,19,151 Lakhs, respectively. Under the provisions of the Act, the funds deployed for the Buyback cannot exceed 25% of the aggregate of the fully paid-up share capital and free reserves of the Company i.e., Rs. 14,32,165 lakhs. The maximum amount proposed to be utilized for the Buyback, does not exceed Rs. 120,00,00,00,000/- (Rupees Twelve Thousand Crores only) and is therefore within the limit of 25% of the Company’s fully paid-up share capital and free reserves as per the latest audited standalone and consolidated financial statements of the Company as at March 31, 2023 (the latest audited financial statements available as on the date of Board Meeting recommending the proposal for the Buyback).

(i)	Details of holding and transactions in the shares of the Company

The aggregate shareholding of the (i) promoter and promoter group of the Company (“Promoter and Promoter Group”) and persons in control and (ii) Directors of companies which are a part of the Promoter and Promoter Group of the Company as on the date of the Board Meeting and this Postal Ballot Notice, i.e., April 27, 2023, are as follows:

(i)	Aggregate shareholding of the Promoter and Promoter Group and persons who are in control as on the date of the Board Meeting and the date of this Postal Ballot Notice, i.e., April 27, 2023:

Sl. No.	Name of Shareholder	No. of Equity Shares	% Shareholding
1.	Azim H Premji	23,68,15,234	4.32
2.	Yasmeen A Premji	26,89,770	0.05
3.	Rishad Azim Premji	17,38,057	0.03
4.	Tariq Azim Premji	15,80,755	0.03
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	92,89,46,043	16.93
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,11,98,92,315	20.40
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,13,56,18,360	20.69
8.	Hasham Investment & Trading Co. Private Limited	14,25,034	0.02
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	1,45,68,663	0.27
10.	Azim Premji Trust (2)	55,86,76,017	10.18

	Total	4,00,19,50,248	72.92

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(ii)

Aggregate shareholding of the Directors of companies which are a part of the Promoter and Promoter Group, as on the date of the Board Meeting and the date of this Postal Ballot Notice, i.e., April 27, 2023:

Sl. No.	Name	No. of Equity Shares	% Shareholding
1.	Azim H Premji	23,68,15,234	4.32
2.	Yasmeen A Premji	26,89,770	0.05
3.	Rishad Azim Premji	17,38,057	0.03
4.	Tariq Azim Premji	15,80,755	0.03
5.	Pagalthivarthi Srinivasan	89,796	0.00
6.	Lakshminarayana Ramanathan Kollengode	18,400	0.00
7.	Vadapally Ravi Kiran	6,653	0.00
8.	Bhoopalam Chandrashekharaiah Prabhakar	10,400	0.00
9.	Ayyagari Lakshmanarao	40,070	0.00
10.	Tekkethalakal K Kurien	8,46,999	0.02
11.	Deepak Jain	1,40,483	0.00
12.	Manoj Jaiswal	4	0.00

	Total	24,39,76,621	4.45

(iii)

Aggregate shares purchased or sold by the Promoter and Promoter Group, persons in control, Directors of companies which are a part of the Promoter and Promoter Group of the Company during a period of six months preceding the date of the Board Meeting at which the Buyback was approved and the date of this Postal Ballot Notice, i.e. April 27, 2023:

(a)	Aggregate of shares purchased or sold by the Promoter and Promoter Group and persons who are in control: NIL

(b) Aggregate shares purchased or sold by the Directors of companies which are part of the Promoter and Promoter Group: NIL

(j)	Intention of Promoter and Promoter Group and persons in control of the Company to participate in the Buyback

In terms of the Buyback Regulations, under the tender offer route, the Promoter and Promoter Group have an option to participate in the Buyback. In this regard, the Promoter and Promoter Group entities and persons in control of the Company have expressed their intention to participate in the Buyback vide their letters dated April 27, 2023 and may tender up to an aggregate maximum of 3,91,74,17,716 Equity Shares or such lower number of Equity Shares in accordance with the provisions of the Buyback Regulations. Please see below the maximum number of Equity Shares to be tendered by each of the Promoter and Promoter Group as well as persons in control of the Company:

Sl. No.	Name of the Promoter and Promoter Group entity	Maximum No. of Equity Shares intended to be offered
1.	Azim H Premji	15,22,82,702
2.	Yasmeen A Premji	26,89,770
3.	Rishad Azim Premji	17,38,057
4.	Tariq Azim Premji	15,80,755
5.	Mr. Azim Hasham Premji Partner Representing Hasham Traders	92,89,46,043
6.	Mr. Azim Hasham Premji Partner Representing Prazim Traders	1,11,98,92,315
7.	Mr. Azim Hasham Premji Partner Representing Zash Traders	1,13,56,18,360
8.	Hasham Investment and Trading Co. Private Limited	14,25,034
9.	Azim Premji Philanthropic Initiatives Private Limited (1)	1,45,68,663
10.	Azim Premji Trust (2)	55,86,76,017

	Total	3,91,74,17,716

Note:

1.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.
2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

The Buyback will not result in any benefit to the Promoter and Promoter Group or any Directors of the Company except to the extent of the cash consideration received by them from the Company pursuant to their respective participation in the Buyback in their capacity as equity shareholders of the Company, and the change in their shareholding as per the response received in the Buyback, as a result of the extinguishment of Equity Shares which will lead to reduction in the equity share capital of the Company post Buyback.

The details of the date and price of acquisition of the Equity Shares that the Promoter and Promoter Group intend to tender are set out below:

(i)	Azim H Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	62,46,589	(1)	2	—	—
August 24, 2005	Bonus	1,85,11,620		2	—	—
June 17, 2010	Bonus	2,46,82,160		2	—	—
June 15, 2017	Bonus	6,17,05,400		2	—	—
March 8, 2019	Bonus	4,11,36,933		2	—	—

Total		15,22,82,702

Note:

1.

Out of originally allotted 1,23,41,080 equity shares of Rs. 2/- each as bonus, an aggregate of 60,94,491 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. Additionally, out of the originally allotted 12,34,108 equity shares of Rs. 10/- each as bonus on January 22, 1998 and subsequently adjusted for split into shares of face value of Rs. 2/- each as on the record date on October 14, 1999, an aggregate of 61,70,540 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

(ii)	Yasmeen A Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	1,64,794	(1)	2	—	—
August 24, 2005	Bonus	3,28,800		2	—	—
June 17, 2010	Bonus	4,25,066		2	—	—
June 15, 2017	Bonus	10,62,666		2	—	—
March 8, 2019	Bonus	7,08,444		2	—	—

Total		26,89,770

Note:

1.

Originally allotted 2,19,200 equity shares of Rs. 2/- each as bonus. An aggregate of 1,44,006 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share, of which 54,406 equity shares were part of this allotment.

(iii)	Rishad Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	2,14,948	(1)	2	—	—
June 17, 2010	Bonus	3,78,666		2	—	—
June 15, 2017	Bonus	6,86,666		2	—	—
March 8, 2019	Bonus	4,57,777		2	—	—

Total		17,38,057

Note:

1.

Originally allotted 3,08,000 equity shares of Rs. 2/- each as bonus, out of which an aggregate of 93,052 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

(iv)	Tariq Azim Premji

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	43,589	(1)	2	—	—
August 24, 2005	Bonus	79,500		2	—	—
June 17, 2010	Bonus	1,06,000		2	—	—
June 15, 2017	Bonus	2,65,000		2	—	—
March 8, 2019	Bonus	1,76,666		2	—	—
September 13, 2021	Market Purchase	910,000		2	667.76	—

Total		15,80,755

Note:

1.

Originally allotted 53,000 equity shares of Rs. 2/- each as bonus. An aggregate of 35,911 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share, of which 9,411 equity shares were part of this allotment.

(v)	Mr. Azim Hasham Premji Partner Representing Hasham Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
August 24, 2005	Bonus	9,31,80,044	(1)	2	—	—
June 17, 2010	Bonus	21,75,06,000		2	—	—
June 15, 2017	Bonus	37,09,56,000		2	—	—
March 8, 2019	Bonus	24,73,03,999		2	—	—

Total		92,89,46,043

Note:

1.

Out of originally allotted 15,34,50,000 equity shares of Rs. 2/- each as bonus as of August 24, 2005, an aggregate of 5,02,69,956 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share. Further, an aggregate of 1,00,00,000 equity shares were tendered and accepted on January 15, 2021 pursuant to the buyback by the Company at a price of Rs. 400/- per equity share.

(vi)	Mr. Azim Hasham Premji Partner Representing Prazim Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	2,97,00,305	(1)	2	—	—
August 24, 2005	Bonus	11,52,65,878	(2)	2	—	—
June 17, 2010	Bonus	21,66,78,000		2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	84,03,482	(3)	2	440.05	Cash
June 15, 2017	Bonus	45,29,06,791		2	—	—
March 8, 2019	Bonus	29,69,37,859		2	—	—

Total		1,11,98,92,315

Note:

1.

Out of originally allotted 4,89,99,500 equity shares of Rs. 2/- each as bonus as of June 29, 2004, 1,92,99,195 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share.

2.

Out of originally allotted 16,25,08,500 equity shares of Rs. 2/- each as bonus, 3,97,42,622 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share. Further, an additional 75,00,000 equity shares were tendered and accepted pursuant to the buyback by the Company on January 15, 2021 at a price of ₹ 400/- per equity share.

3.

Out of originally acquired 97,20,791 equity shares of Rs. 2/- each through inter-se purchase from Hasham Traders, 13,17,309 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,03,59,126 equity shares tendered and accepted on September 9, 2019 pursuant to buyback by the Company at a price of Rs. 325/- per equity share.

(vii)	Mr. Azim Hasham Premji Partner Representing Zash Traders

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 29, 2004	Bonus	2,96,29,741	(1)	2	—	—
August 24, 2005	Bonus	12,87,22,290	(2)	2	—	—
June 17, 2010	Bonus	21,61,63,200		2	—	—
March 19, 2013	Block Trade inter-se purchase from Hasham Traders	84,03,481	(3)	2	440.05	Cash
June 15, 2017	Bonus	45,16,19,790		2	—	—
March 8, 2019	Bonus	30,10,79,858		2	—	—

Total		1,13,56,18,360

Note:

1.

Out of originally allotted 6,36,13,400 equity shares of Rs. 2/- each as bonus as of June 29, 2004, 3,39,83,659 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078, equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share.

2.

Out of originally allotted 16,21,22,400 equity shares of Rs. 2/- each as bonus, 2,59,00,110 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078 equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. Further, an additional 75,00,000 equity shares were tendered and accepted pursuant to the buyback by the Company on January 15, 2021 at a price of ₹ 400/- per equity share.

3.

Out of originally acquired 97,20,790 equity shares of Rs.2/- each through inter-se purchase from Hasham Traders, 13,17,309 equity shares were tendered and accepted pursuant to the buyback by the Company on September 9, 2019 at a price of Rs. 325/- per equity share. This is part of the aggregate of 6,12,01,078 equity shares tendered and accepted pursuant to buyback by the Company on September 9, 2019 at a price of Rs.325/- per equity share.

(viii)	Hasham Investment and Trading Co. Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
July 7, 2015	Shares received under court approved scheme of amalgamation	486,704	(1)	2	—	—
June 15, 2017	Bonus	5,62,998		2	—	—
March 8, 2019	Bonus	3,75,332		2	—	—

Total		14,25,034

Note:

1.

Originally received 5,62,998 equity shares of Rs. 2/- each under court approved scheme of amalgamation, out of which an aggregate of 76,294 equity shares were tendered and accepted on September 9, 2019 pursuant to the buyback by the Company at a price of Rs. 325/- per equity share.

(ix)	Azim Premji Philanthropic Initiatives Private Limited

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 15, 2017	Bonus	93,66,611	(1)	2	—	—
March 8, 2019	Bonus	52,02,052		2	—	—

Total		1,45,68,663	(2)

Note:

1.

Out of originally allotted 1,00,69,955 equity shares of Rs. 2/- each as bonus, out of which an aggregate of 51,82,115 equity shares were accepted on January 15, 2021 pursuant to the buyback by the Company at a price of Rs. 400/- per equity share of which 7,03,344 was part of this allotment.

2.	Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Philanthropic Initiatives Private Limited.

(x)	Azim Premji Trust

Date of Transaction	Nature of Transaction	No. of Equity Shares		Face Value (Rs.)	Issue/Acquisition Price (Rs.)	Consideration (Cash, other than cash etc.)
June 15, 2017	Bonus	35,25,22,142	(1)	2	—	—
March 8, 2019	Bonus	20,61,53,875		2	—	—

Total		55,86,76,017	(2)

Note:

1.

Originally received 39,90,65,641 equity shares of Rs. 2/- each as bonus. An aggregate of 19,87,22,670 equity shares were accepted pursuant to the buyback by the Company on January 15, 2021 at a price of Rs. 400/- per equity share, out of which 4,65,43,499 was part of this allotment 2. Mr. Azim H Premji has disclaimed the beneficial ownership of equity shares held by Azim Premji Trust.

(k)	Confirmations from Company as per the provisions of Buyback Regulations and Act

(i)	all the Equity Shares of the Company are fully paid-up;
(ii)

the Company shall not issue any Equity Shares or specified securities including by way of bonus, from the date of declaration of results of the postal ballot for special resolution passed by the shareholders approving the proposed Buyback until the date of expiry of the Buyback period;

(iii)

except in discharge of its subsisting obligations, the Company shall not raise further capital for a period of six months or one year from the expiry of the Buyback period, as may be applicable in accordance with applicable law;

(iv)	the Company shall not buyback locked-in Equity Shares and non-transferable Equity Shares until the pendency of the lock-in or till the Equity Shares become transferable;
(v)

the Company shall not buyback its Equity Shares from any person through negotiated deal whether on or off the stock exchanges or through spot transactions or through any private arrangement in the implementation of the Buyback;

(vi)

there are no defaults subsisting in the repayment of any deposits (including interest payable thereon), redemption of debentures or preference shares, payment of dividend or repayment of any term loans to any financial institution or banks (including interest payable thereon);

(vii)	that the Company has been in compliance with Sections 92, 123, 127 and 129 of the Act;
(viii)

the aggregate amount of the Buyback i.e. up to Rs. 120,00,00,00,000 /- (Rupees Twelve Thousand Crores Only) does not exceed 25% of the aggregate of the total paid-up capital and free reserves of the Company as per the latest audited standalone and consolidated balance sheet of the Company as at March 31, 2023;

(ix)

the maximum number of Equity Shares proposed to be purchased under the Buyback (up to 26,96,62,921 Equity Shares), does not exceed 25% of the total number of Equity Shares in the paid-up Equity Share capital as per the latest audited standalone and consolidated balance sheet of the Company as at March 31, 2023;

(x)	the Company shall not make any offer of buyback within a period of one year reckoned from the date of expiry of the Buyback period;
(xi)	there is no pendency of any scheme of amalgamation or compromise or arrangement pursuant to the provisions of the Companies Act, as on date;
(xii)

the ratio of the aggregate of secured and unsecured debts owed by the Company shall not be more than twice the paid-up Equity Share capital and free reserves after the Buyback based on both standalone and consolidated financial statements of the Company, whichever sets out the lower amount;

(xiii)

the Company shall not directly or indirectly purchase its Equity Shares through any subsidiary company including its own subsidiary companies or through any investment company or group of investment companies;

(xiv)	covenants with lenders are not being breached pursuant to the Buyback;
(xv)	the Company shall not use borrowed funds from banks or financial institutions in fulfilling its obligations under the Buyback;
(xvi)	the Company shall not withdraw the Buyback offer after the public announcement of the Buyback is made.

(l)	Confirmations from the Board

The Board of Directors of the Company has confirmed that it has made a full enquiry into the affairs and prospects of the Company and has formed the opinion:

(i)

that immediately following the date on which the meeting of the board of directors is convened, i.e. April 27, 2023 or following the date on which the result of shareholders’ resolution will be declared (“Postal Ballot Resolution”), approving the Buyback, there will be no grounds on which the Company could be found unable to pay its debts;

(ii)

that as regards the Company’s prospects for the year immediately following the date on which the meeting of the board of directors is convened, i.e. April 27, 2023 or the Postal Ballot Resolution that, having regard to the Board’s intention with respect to the management of Company’s business during that year and to the amount and character of the financial resources which will, in the Board’s view, be available to the Company during that year, the Company will be able to meet its liabilities as and when they fall due and will not be rendered insolvent within a period of one year from the date of the Board Meeting i.e. April 27, 2023 or the Postal Ballot Resolution; and

(iii)

that in forming an opinion for the above purposes, the Board has taken into account the liabilities as if the Company was being wound up under the provisions of the Companies Act 1956, Companies Act, 2013 or the Insolvency and Bankruptcy Code, 2016 (including prospective and contingent liabilities).

(m)	Additional Information for Holders of Company’s American Depositary Shares, each representing one Equity Share

(i)	Equity Share Withdrawal

Holders of ADSs will not be eligible to tender ADSs in the Buyback. In order for such holders to participate in the Buyback, they must become holders of Equity Shares as of the record date. They, therefore, need to (i) establish an account with a bank, broker or other nominee in India sufficiently in advance of the record date to receive the withdrawn Equity Shares in DR type electronic dematerialized form (a “Brokerage Account”) prior to the record date, (ii) submit the desired number of ADSs to JPMorgan Chase Bank N.A., as the ADR depositary (the “Depositary”) for cancellation and withdraw the underlying Equity Shares no later than 3 (three) New York business days prior to the record date (“Equity Share Withdrawal”) and (iii) after receiving the Equity Shares in the Brokerage Account, tender into the Buyback any or all such withdrawn Equity Shares when the offering period for the Buyback commences. Note that the record date will be determined and disclosed in due course and after receipt of shareholders’ approval through the Postal Ballot Resolution.

A registered holder of ADSs may surrender such ADSs to the Depositary for cancellation along with requisite fees and a written order directing the Depositary to cause the Equity Shares represented by the ADSs to be withdrawn and delivered to, or upon the written order of, any person designated in such order (the “Withdrawal Order”). Persons holding their ADSs through a bank, broker or other nominee must request such bank, broker or other nominee to surrender the ADSs to be cancelled, pay the requisite fees to the Depositary and provide the Depositary with the Withdrawal Order.

The Depositary will charge such holder a fee of U.S. $0.05 for each ADS surrendered for cancellation and may have other requirements before it permits withdrawal of Equity Shares. These fees are payable whether or not the withdrawn Equity Shares are accepted for tender in the Buyback. Each holder of ADSs that wishes to effect an Equity Share Withdrawal will be responsible for setting up its Brokerage Account, including providing any necessary documentation and know your customer documentation, and may incur customary fees, charges and expenses in connection therewith. The Depositary will not assist ADS holders or other persons in establishing Brokerage Accounts in India. The Depositary will on a best efforts basis endeavour to deliver the Equity Shares to your Brokerage Account in India. If they are not able to do so for whatever reason, they will not be liable for any losses you face in this regard.

You must be a holder of Equity Shares as of the record date to participate in the Buyback.

Equity Shares trade on the NSE and the BSE (the “Indian Stock Exchanges”) and cannot be traded on the U.S. exchange, i.e., the NYSE. Due to uncertainties under India law and the terms of the deposit agreement, upon withdrawal of the Equity Shares underlying the ADSs, an equity holder currently cannot re-deposit the Equity Shares into the ADR program to receive ADSs. There is no guarantee that any ADS holder that submits its ADSs for cancellation and withdrawal of the underlying Equity Shares will be able to tender successfully into the Buyback any or all of such Equity Shares. Equity Shares that are not accepted in the Buyback will remain outstanding, and the rights and obligations of any holder of such Equity Shares will not be affected.

(ii)	Buyback Price and Foreign Exchange Considerations

The Buyback Price is at a premium of 18.68% over the volume weighted average price of an ADS on the NYSE for the 60 trading days preceding the date of the notice to the Indian Stock Exchanges of the Board Meeting to consider the proposal of the Buyback; i.e., April 23, 2023. The Buyback Price is at a premium of 22.94% over the volume weighted average market price of an ADS on the NYSE for 10 trading days preceding April 23, 2023. The Buyback Price will be paid in Indian rupees. These amounts are based on the exchange rate of Rs. 82.06 (Rupees Eighty-Two and Six Paisa Only) per USD as published by the Federal Reserve Board of Governors on April 21, 2023. Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Buyback. Shareholders are urged to obtain current exchange rate information before making any decision with respect to the Buyback.

Participating in the Buyback may result in ADS holders receiving less proceeds than could be obtained by selling ADSs on the NYSE.

(iii)	Tax and Regulatory Considerations

Participation in the Buyback will trigger Buyback Tax to be discharged by the Company, however, income received pursuant to such Buyback shall be exempt from income tax in India. ADS holders are advised to consult their own legal, financial and tax advisors prior to participating in the Buyback and requesting that the Depositary effect an Equity Share Withdrawal, including advice related to any related regulatory approvals and U.S., Indian and other tax considerations. In addition, prior to submitting any ADSs for withdrawal, ADS holders are advised to confirm that they have a Brokerage Account in India that can take delivery of the Equity Shares.

Special notice to security holders in the United States

The Buyback is being made for securities of an Indian company and is subject to the laws of India. It is important for U.S. securities holders to be aware that the Buyback is subject to tender offer laws and regulations in India that are different from those in the U.S. and, upon obtaining approval for the Buyback from the shareholders of the Company by way of special resolution through Postal Ballot, documents related to the Buyback will be prepared in accordance with Indian format and style, which differs from customary U.S. format and style. Certain U.S. federal securities laws apply to the Buyback as there are U.S. holders of Equity Shares and ADSs. The Buyback is being treated in the U.S. as one to which the “Tier I” exemption set forth in Rule 13e-4(h)(8) under the Securities Exchange Act of 1934, as amended, is applicable.

(n)	Report addressed to the Board of Directors by the Company’s Auditors on the permissible capital payment and the opinion formed by Directors regarding insolvency

The text of the Report dated April 27, 2023, of Deloitte Haskins & Sells LLP, the Statutory Auditors of the Company, addressed to the Board of Directors of the Company is reproduced below:

To,

The Board of Directors

Wipro Limited

Doddakannelli, Sarjapur Road,

Bengaluru - 560 035

Dear Sirs/madam,

Subject: Statutory Auditor’s report in respect of proposed buyback of equity shares by Wipro Limited (‘the Company’) in terms of clause (xi) of Schedule I of Securities and Exchange Board of India (Buy-back of Securities) Regulations, 2018, as amended (“Buyback Regulations”)

1.	This Report is issued in accordance with the terms of our engagement letter dated July 20, 2022.

2.

The Board of Directors of Wipro Limited (“Company”) have approved a proposal for buy-back of equity shares by the Company (subject to the approval of its shareholders) at its meeting held on April 27, 2023 in pursuance of the provisions of Section 68, 69 and 70 of the Companies Act, 2013 (‘the Act’) and the Buyback Regulations.

3.

We have been requested by the Management of the Company to provide a report on the accompanying statement of permissible capital payment (including premium) (“Annexure A”) as at March 31, 2023 (hereinafter referred to as the “Statement”) prepared by the management of the Company, which we have initialed for identification purpose only.

Management’s Responsibility for the Statement

4.

The preparation of the Statement in accordance with Section 68(2)(c) of the Act, Regulations 4(i) of the Buyback Regulations and in compliance with Buyback Regulations, is the responsibility of the Management of the Company, including the computation of the amount of the permissible capital payment (including premium), the preparation and maintenance of all accounting and other relevant supporting records and documents. This responsibility includes the design, implementation and maintenance of internal control relevant to the preparation and presentation of the Statement and applying an appropriate basis of preparation; and making estimates that are reasonable in the circumstances.

Auditors’ Responsibility

5.	Pursuant to the requirements of the Buyback Regulations, it is our responsibility to provide reasonable assurance whether:

i.

we have inquired into the state of affairs of the Company in relation to the audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2023.

ii.

the amount of permissible capital payment for the proposed buyback of equity shares as stated in Annexure A, has been properly determined considering the audited standalone and consolidated financial statements as at and for the three months and year ended March 31, 2023 in accordance with Section 68(2)(c) of the Act and Regulations 4(i) of the Buyback Regulations; and

iii.

the Board of Directors of the Company, in their meeting held on April 27, 2023, have formed the opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company will not, having regard to its state of affairs, be rendered insolvent within a period of one year from aforesaid date and from the date on which results of the shareholders’ resolution with regard to the proposed buyback is passed.

6.

The audited interim condensed standalone and consolidated financial statements referred to in paragraph 5 above have been audited by us, on which we have issued an unmodified audit opinion vide our reports dated April 27, 2023. We conducted our audit of the interim condensed standalone and consolidated financial statements in accordance with the Standards on Auditing specified under section 143(10) of the Act (the “standards”) and other applicable authoritative pronouncements issued by the Institute of Chartered Accountants of India (the ‘ICAI’). Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

7.

We conducted our examination of the Statement in accordance with the Guidance note on Audit Reports and Certificates for Special Purpose (Revised 2016), issued by the ICAI (“Guidance Note”) and standards of auditing specified under section 143(10) of the Act, in so far as applicable for the purpose of this certificate. The Guidance Note requires that we comply with the ethical requirements of the Code of Ethics issued by the ICAI.

8.

We have complied with the relevant applicable requirements of the Standard on Quality Control (SQC) 1, Quality Control for Firms that Perform Audits and Reviews of Historical Financial Information, and Other Assurance and Related Services engagements.

Opinion

9.	Based on enquiries conducted and our examination as above, we report that:

i)

We have enquired into the state of affairs of the Company in relation to its audited standalone and consolidated financial statements as at and for the three months and year ended March 31, 2023 which has been approved by the Board of Directors of the Company on April 27, 2023.

ii)

The amount of permissible capital payment (including premium) towards the proposed buy back of equity shares as computed in the Statement attached herewith as Annexure A, in our view has been properly determined in accordance with Section 68(2)(c) of the Act and Regulation 4(i) of the Buyback Regulations. The amounts of share capital and free reserves have been extracted from the audited interim condensed standalone and consolidated financial statements of the Company as at and for the three months and year ended March 31, 2023.

iii)

The Board of Directors of the Company, in their meeting held on April 27, 2023 have formed their opinion as specified in clause (x) of Schedule I to the Buyback Regulations, on reasonable grounds and that the Company having regard to its state of affairs, will not be rendered insolvent within a period of one year from the date of passing the Board meeting resolution dated April 27, 2023 and from the date on which the results of the shareholders’ resolution with regard to the proposed buyback are passed.

Restriction on Use

10.

This report has been issued at the request of the Company solely for use of the Company (i) in connection with the proposed buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act, and the Buyback Regulations, (ii) to enable the Board of Directors of the Company to include in the explanatory statement to the notice for special resolution, public announcement, and other documents pertaining to buy-back to be sent to the shareholders of the Company or filed with (a) the Registrar of Companies, Securities and Exchange Board of India, stock exchanges, public shareholders and any other regulatory authority as per applicable law and (b) the Central Depository Services

(India) Limited, National Securities Depository Limited and (iii) for providing to JM Financial Limited (“the managers”), each for the purpose of buyback of equity shares of the Company in pursuance to the provisions of Sections 68 and other applicable provisions of the Act and the Buyback Regulations, and may not be suitable for any other purpose. This report should not be used for any other purpose without our prior written consent. Accordingly, we do not accept or assume any liability or any duty of care for any other purpose or to any other person to whom this certificate is shown or into whose hands it may come without our prior consent in writing.

for Deloitte Haskins & Sells LLP

Chartered Accountants

Firm Registration No: 117366W/W - 100018

Sd/-

Anand Subramanian

Partner

Membership No. 110815

Place: Bengaluru

Date: April 27, 2023

UDIN: 23110815BGXVKM1094

Annexure A

Computation of amount of permissible capital payment towards buyback of Equity Shares in accordance with Section 68 (2) of the Companies Act, 2013 and the Buyback Regulations based on audited interim condensed standalone and consolidated financial statements as at and for the three months and year ended March 31, 2023:

Particulars	Amount (In Rs. Lakhs) Standalone	Amount (In Rs. Lakhs) Consolidated
Paid-up Equity Share Capital as at March 31, 2023 (A)	109,758	109,758

Free Reserves as at March 31, 2023
-Retained earnings	5,585,889	6,571,797
-Securities Premium Reserve	33,014	37,596

Total Free Reserves (B)	5,618,903	6,609,393

Total (A +B)	5,728,661	6,719,151

Maximum amount permissible for the buyback i.e. lower of 25% of total paid-up equity capital and free reserves of standalone and consolidated financial statements		1,432,165

(o)	Other disclosures

In the opinion of the Board, the proposal for Buyback is in the interest of the Company and its shareholders holding Equity Shares of the Company. The Directors, therefore, recommend the special resolution as set out at Item No. 1 for approval by the shareholders.

None of the Directors or any Key Managerial Personnel of the Company or their respective relatives are in anyway, concerned or interested financially or otherwise, either directly or indirectly in passing of the said resolution, save and except to the extent of their respective interest as shareholders of the Company.

By Order of the Board

For Wipro Limited

Sd/-

M Sanaulla Khan

Company Secretary

Date: April 27, 2023

Place: Bengaluru